March 4, 2011

VIA EDGAR FILING

United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549
Attn:  W. Bradshaw Skinner, Senior Assistant Chief Accountant

Re:	California Gold Corp. Item 4.01 Form 8-K/A Filed March 2, 2011 File No. 333-134549

Dear Mr. Skinner:

On behalf of our client, California Gold Corp., formerly US Uranium Inc., a Nevada corporation (the “Company”), we are submitting this letter in response to the comments in your letter to Mr. James D. Davidson, Chief Executive Officer of the Company, dated March 3, 2011.

Item 4.01 Form 8-K/A – Change of Certifying Accountant

The Company will amend its Form 8-K/A relating to its dismissal of Davis Accounting Group, P.C. to combine its Item 4.01 disclosures filed with the Securities and Exchange Commission (the “Commission”) on its Current Report on Form 8-K filed on July 9, 2010 and on its Amendment No 1 to Current Report on Form 8-K filed on March 2, 2011.  This new amendment will include the complete text of the item 4.01 disclosure, as amended.

On behalf of the Company, we represent that the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the responses that we have provided above, please contact me at 212-400-6900.  Thank you for your consideration.

Very truly yours,

/s/ Paul C. Levites
Paul C. Levites, Esq.

cc:	Suying Li, Division of Corporate Finance Securities and Exchange Commission

James Davidson, Chief Executive Officer California Gold Corp.